[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

September 12, 2012

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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File No. 048370-0008

Attention: Jeffrey Riedler, Assistant Director Rose Zukin Daniel Greenspan Vanessa Robertson Joel Parker	FOIA Confidential Treatment Request Under 17 C.F.R §200.83

Re:                             KYTHERA Biopharmaceuticals, Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-181476)

Ladies and Gentleman:

On behalf of KYTHERA Biopharmaceuticals, Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company originally filed the above-referenced Registration Statement on Form S-1 with the Commission on May 17, 2012 and the Company filed Amendment No. 3 to the Registration Statement on August 31, 2012 (“Amendment No. 3”). The purpose of this Letter is to provide supplemental information to the Staff in respect of the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an Amendment to the Registration Statement (the “Amendment”). We are respectfully requesting confidential treatment for this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the Letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation” (the “Section”), which has previously been filed and is included on pages 61 through 70 of Amendment No. 3.

The Company supplementally advises the Staff that while not reflected in Amendment No. 3, based on discussions with the Company’s board of directors and reflecting the input from the lead underwriters for its initial public offering (the “Underwriters”), the Company currently anticipates a price range of $[*] to $[*] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[*] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company might give effect to in the Amendment.  The Company is currently anticipating approximately a [*] reverse stock split, which will result in a post-split Preliminary IPO Price Range of $[*] to $[*] per share, with a midpoint of $[*] per share. The Company’s final post-split Preliminary Price Range remains under discussion between the Company and the Underwriters and a bona fide price range will be included in an Amendment prior to any distribution of the preliminary prospectus.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

As previously disclosed, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).  In addition, the Company’s Board of Directors also considered various objective and subjective factors, along with input from management and independent third-party valuations, to determine the fair value of our common stock as disclosed in Amendment No. 3.

The Company has historically utilized the PWERM methodology, which is an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The Company believes that the potential liquidity events used in its PWERM analysis and the probability weighting of each event was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATION

On May 15, 2012, the Company determined the fair value of its common stock to be $4.42 per share (the “Estimated Fair Value”) using the PWERM methodology, which Estimated Fair Value was used for the pricing of stock option grants on May 22, 2012, June 14, 2012 and August 6, 2012.  The Company determined this Estimated Fair Value assuming six (6) potential future events:

(i) an initial public offering in mid-2013 subsequent to receipt of clinical trial results from its U.S. Phase III clinical trials for ATX-101 (the “2013 IPO”);

(ii) an initial public offering in the third quarter of 2012 subsequent to receipt of clinical trial results from the European Phase III clinical trials for ATX-101 (the “2012 IPO”);

(iii) a strategic merger or sale of the Company in mid-2015 subsequent to FDA approval of ATX-101 (the “2015 Merger or Sale”);

(iv) a strategic merger or sale of the Company in mid-2013 subsequent to receipt of clinical trial results from its U.S. Phase III clinical trials for ATX-101 (the “2013 Merger or Sale”);

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

(v) a strategic merger or sale of the Company in the third quarter of 2012 subsequent to receipt of clinical trial results from the European Phase III clinical trials for ATX-101 (the “2012 Merger or Sale”); and

(vi) a dissolution or other liquidity event of the Company with no value to common stockholders (the “Dissolution”).

For each of these potential future liquidity events, the Company estimated a business equity value, a business equity value discounted to present value and a probability weighting of the applicable liquidity event.  The Company then applied a discount for lack of marketability to arrive at the Estimated Fair Value.  The following table sets forth the results of the PWERM analysis used to determine the Estimated Fair Value (in millions, except per share data):

PWERM METHOD	2013 IPO		2012 IPO		2015 Merger or Sale		2013 Merger or Sale		2012 Merger or Sale		Dissolution
Business Equity Value	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]

Business Equity Value (PV)(1)	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]

Probability weighting	10%		40%		10%		10%		10%		20%

Weighted PV Equity Value	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]

Total PV Weighted Equity Value	$	[*]

Discount for Lack of Marketability	15%

Estimated Fair Value Per Share		$4.42

To determine the business equity value for the 2013 IPO and 2012 IPO scenarios, the Company derived a range of equity values from an analysis of the valuations of comparably sized biotechnology companies at the time of their initial public offerings, including, among others: ZELTIQ Aesthetics, Inc., Clovis Oncology, Inc., NewLink Genetics Corporation, Horizon Pharma, Inc. and Sagent Pharmaceuticals, Inc. To determine the business equity value for the 2015 Merger or Sale, 2013 Merger or Sale and 2012 Merger or Sale scenarios, the Company derived a range of equity values from an analysis of the valuations of comparably sized biotechnology companies at the time of their acquisitions, including, among others: Cutanea Life Sciences, Inc. (purchased by Maruho Co., Ltd.), Vicept Therapeutics Incorporated (purchased by Valeant International), Ortho Dermatologics, Inc. (purchased by Valeant International), Advanced BioHealing, Inc. (purchased by Shire Pharmaceuticals, Inc.) and BioForm Medical, Inc. (purchased by Merz GmbH & Co. KGaA).

PRELIMINARY ASSUMED IPO PRICE

(1)  Refers to the equity value discounted to present value based on the determination of the estimated time to the applicable liquidity event.

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

As noted above, the Preliminary IPO Price Range is $[*] to $[*] per share, with a Preliminary Assumed IPO Price of approximately $[*] per share. The prices per share above do not reflect any reverse stock split that the Company might give effect to in the preliminary prospectus.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of the valuation increases for comparable companies at the time of their IPO relative to the valuation in their most recent private financing; (b) a discounted forward-looking revenue multiple; (c) a discounted cash flow model; (d) a comparison of comparable company valuations at the time of their IPO; and (e) a comparison of similar sized public companies. The following table summarizes the Company’s anticipated Pre-Offering Equity Values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[*]	$	[*]	$	[*]
Pre-Offering Equity Value per Share	$	[*]	$	[*]	$	[*]

COMPARISON OF IPO PRICE RANGE AND ESTIMATED FAIR VALUE

The primary factor that accounts for the increase in the Preliminary IPO Price Range over the Estimated Fair Value Per Share is the difference in valuation methodology applied at this time and previously.  In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events, which inherently decreases the Estimated Fair Value Per Share due to the combination of (i) the mix of other expected business equity values discounted for their future value and (ii) the application of a discount for lack of marketability. Conversely, the Preliminary IPO Price Range necessarily assumes only a single potential liquidity event, the 2012 IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability.  Notably, the Company’s Total (PV) Weighted Equity Value used in the PWERM analysis (bolded in the table on page 3 for emphasis above) is above the mid-point of the range of the Pre-Offering Equity Values used to determine the Preliminary Price Range. In addition, the Company’s Business Equity Value (PV) for the 2012 IPO scenario (bolded in the table on page 3 for emphasis above) is well above the high end of the Pre-Offering Equity Value of the Company used in determining the Preliminary IPO Price Range.

CONCLUSION

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the PWERM methodology, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its PWERM analysis was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

In light of the Preliminary IPO Price Range, in particular, (i) the comparison of the range of Pre-Offering Equity Values and the Company’s Total (PV) Weighted Equity Value for the 2012 IPO scenario used in the PWERM method and (ii) the comparison of the Company’s Business Equity Value (PV) for the 2012 IPO and the high end of the range of Pre-Offering Equity Values, the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo
of LATHAM & WATKINS LLP

cc:                                Keith R. Leonard, Jr., KYTHERA Biopharmaceuticals, Inc.

John W. Smither, KYTHERA Biopharmaceuticals, Inc.

Keith L. Klein, KYTHERA Biopharmaceuticals, Inc.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Alan C. Mendelson, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP

[*] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.